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                          EXHIBIT 4.2


                   BIOPOOL INTERNATIONAL, INC.
               Holders of Stock Purchase Warrants




     A Warrant Agreement was entered into March 31, 1997, by and between Biopool International, Inc., and N. Price Paschall. The Company granted Mr. Paschall the warrant to purchase up to 50,000 shares of the Company's common stock, par value $0.1 per share, exercisable for a term of ten years. The warrant was granted at an exercise price of $1.875 per share, equal to the fair market value of the Company's common stock the date prior to grant. (1)

     A Warrant Agreement was entered into July 8, 1998, by and between Biopool International, Inc., and Clayton H. Duke. The Company granted Mr. Duke the warrant to purchase up to 10,000 shares of the Company's common stock, par value $.01 per share, exercisable for a term of five years. The warrant was granted at an exercise price of $1.30 per share, equal to the fair market value of the Company's common stock the date prior to grant. (1)




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(1)  Warrant was granted by Warrant Agreement Form similar to
     Warrant Agreement Forms incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.